UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer ID No. 60.746.948/0001 -12

Summary Voting Map received from the bookkeeper for the Special

Shareholders’ Meeting to be held on August 30, 2019, at 10:20 a.m.

Banco Bradesco S.A., pursuant to CVM Instruction No. 481/09, as amended, informs its shareholders, clients and the market in general that it has received on this date the summary voting map (Attachment), regarding the voting instructions, substantiated in remote voting ballots received from the bookkeeper, indicating the total number of approvals, rejections and abstentions for the matter that will be examined, discussed and voted at the Special Shareholders’ Meeting to be held on August 30.

Cidade de Deus, Osasco, SP, August 28, 2019

Banco Bradesco S.A. Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer

SEAT Asset Bookkeeping System Slip Summary Voting Map (Remote Voting)

Company:	00001 BANCO BRADESCO S. A.
BVMF Meeting Code:	000000000000001802
Type of Meeting:	SPECIAL SHAREHOLDERS’ MEETING
Date of Meeting:	August 30, 2019
Voting Period:	July 31, 2019	Meeting Time:	10:20 a. m.
		Until:	August 23, 2019

Resolution Quorum	Quantity of Shares
	Approve (YES)	Reject (NO)	Abstain
0001 - (Common Shares) To ratify the decision to acquire one hundred percent (100%) of the share capital of BAC Florida Bank.	191,532,364	-	20,540
0002 - (Common Shares) To ratify the appointment of PricewaterhouseCoopers Serviços Profissionais Ltda. , hired by the management to prepare the Appraisal Reports of BAC Florida Bank.	191,532,364	-	20,540

Banco Bradesco S.A. Shares and Custody Department

Banco Bradesco S.A.	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 28, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.